                                                                     EXHIBIT 99


                     (Proxy Statement dated August 15, 1997)

                       [LOGO OF MANOR CARE APPEARS HERE]



                            NOTICE OF ANNUAL MEETING
                              AND PROXY STATEMENT

                     ------------------------------------

                                MANOR CARE, INC.

                     ------------------------------------

                         ANNUAL MEETING OF STOCKHOLDERS
                               SEPTEMBER 15, 1997

                               MANOR CARE, INC.

                             11555 DARNESTOWN ROAD
                         GAITHERSBURG, MARYLAND 20878

                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                         TO BE HELD SEPTEMBER 15, 1997

 NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Manor Care, Inc. (the "Company"), will be held in the Auditorium of Manor Care's corporate headquarters, 11555 Darnestown Road, Gaithersburg, Maryland, on September 15, 1997, at 9:00 a.m., to consider and vote upon the following matters:

 1. To elect a Board of Directors consisting of seven persons to serve until the next Annual Meeting of Stockholders of the Company and until their successors are duly elected and qualified.
 2. To transact such other business as may properly come before such meeting or any adjournment thereof.

 The close of business on August 5, 1997, has been fixed as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.
 Your management sincerely desires the presence in person of every stockholder able to attend the meeting; however, in order to be assured of the representa-tion of the greatest number of stockholders either in person or by proxy, it is requested that you date and sign the accompanying proxy and return it as promptly as possible in the enclosed self-addressed envelope. No postage is required if mailed in the United States.
 If you attend the meeting in person, you may revoke your proxy at such meet-ing and cast your vote in person. If you receive more than one proxy because your shares are held in various names or accounts, each proxy should be com-pleted and returned.

                           By Order of the Board of Directors:

                           /s/ James H. Rempe

                           James H. Rempe
                           Secretary

Gaithersburg, Maryland
August 15, 1997

                               MANOR CARE, INC.

                             11555 DARNESTOWN ROAD
                         GAITHERSBURG, MARYLAND 20878
                                 301-979-4000

                                PROXY STATEMENT
                        ANNUAL MEETING OF STOCKHOLDERS
                              SEPTEMBER 15, 1997

                                 INTRODUCTION

 The enclosed proxy is solicited by and on behalf of the Board of Directors of Manor Care, Inc. (the "Company"), a Delaware corporation, to be used at the 1997 Annual Meeting of Stockholders to be held on Monday, September 15, 1997, at 9:00 a.m., in the Auditorium of Manor Care's corporate headquarters, 11555 Darnestown Road, Gaithersburg, Maryland, and at any and all adjournments thereof. All shares represented by proxies will be voted at the meeting in ac-cordance with the specifications marked thereon, or if no specifications are made, proxies will be voted FOR all matters set forth in the attached Notice of Meeting and in the discretion of the proxy holder as to any other business which comes before the meeting. Any stockholder giving a proxy may revoke the same at any time prior to the voting of such proxy by giving written notice of revocation to the Secretary, by submitting a later dated proxy or by attending the meeting and voting in person. The Proxy Statement is first being mailed to stockholders on or about August 15, 1997.
 The Company's Annual Report (including certified financial statements) for the fiscal year ended May 31, 1997, is accompanying this Proxy Statement. The Annual Report is not a part of the proxy soliciting material.
 Except where the context requires otherwise, the term "Company" includes Manor Care, Inc. and its subsidiaries.

                         VOTING AT THE ANNUAL MEETING

 The Board of Directors has fixed August 5, 1997 (the "Record Date") as the record date for determination of stockholders entitled to notice of and to vote at the Annual Meeting. On that date, there were outstanding 66,709,912 shares of Common Stock, par value $.10 per share (the "Common Stock"). Each such share of Common Stock is entitled to one vote. The presence in person or by proxy of the holders of a majority of the Company's outstanding shares of Common Stock will constitute a quorum.
 A plurality of the shares of Common Stock present and voting at the Annual Meeting, in person or by proxy, will be necessary for the election of direc-tors. The affirmative vote of a majority of the Company's outstanding shares of Common Stock present and voting at the Annual Meeting, in person or by proxy, will be necessary for the taking of all other action at the Annual Meeting.
 A stockholder who is present in person or by proxy at the Annual Meeting and who abstains from voting on any or all proposals will be included in the num-ber of stockholders present at the meeting for the purpose of determining the presence of a quorum. However, an abstention with respect to any matter will not be counted either in favor of or against such matter.
 Brokers who hold shares for the account of their clients may vote such shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Members of the New York Stock Exchange are permitted to vote their clients' proxies in their own discretion as to the election of directors. Proxies which are voted by brokers on some but not all of the proposals are referred to as "broker non-votes." Broker non-votes will be included in determining the presence of a quorum. However, a broker non-vote is not treated as being in favor of or against the particular proposal under consideration.
 If any nominee for election to the Board of Directors named in this Proxy Statement shall become unavailable for election for any reason, the proxy will be voted for a substitute nominee selected by the Board of Directors, or the Board of Directors may elect not to fill the vacancy and reduce the number of directors.

                            SOLICITATION OF PROXIES

 The cost of the proxy solicitations will be borne by the Company. In addition to the use of the mails, proxies may be solicited by the directors, officers and employees of the Company without additional compensation, by personal in-terview, telephone, telegram or otherwise. Arrangements may also be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of soliciting material to the ben-eficial owners of Common Stock held of record by such persons, and the Company will reimburse such respective brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses incurred by them in connection therewith.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

 Section 16(a) of the Securities Exchange Act of 1934, as amended, (the "Ex-change Act") requires the Company's reporting officers and directors, and per-sons who own more than ten percent of the Company's Common Stock, to file re-ports of ownership and changes in ownership on Forms 3, 4 and 5 with the Secu-rities and Exchange Commission (the "Commission"), the New York Stock Exchange and the Company. Based solely on the Company's review of the forms filed with the Commission and written representations from reporting persons that they were not required to file Form 5 for certain specified years, the Company be-lieves that all of its reporting officers, directors and greater than ten per-cent beneficial owners, except for Joseph R. Buckley, complied with all filing requirements applicable to them during the fiscal year ended May 31, 1997. Mr. Buckley was one day late filing a Form 4 for the month of February 1997 due to an error by a courier service.

          SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

 The following table sets forth as of the Record Date the amount of the Company's Common Stock beneficially owned by (1) each director and nominee,
(2) the chief executive officer and the four other most highly compensated ex-ecutive officers, (3) all executive officers and directors as a group, and (4) all persons who own beneficially more than 5% of the Company's Common Stock. Unless otherwise specified, the address for each of them is:

                                                                    PERCENT
        NAME OF BENEFICIAL OWNER                     TOTAL        OF CLASS(1)
        ------------------------                   ----------     -----------
        Stewart Bainum                             10,140,743(2)     15.20%
        Stewart Bainum, Jr.                        15,269,851(3)     22.86%
        Regina E. Herzlinger                            7,731(4)         *
        William H. Longfield                            9,207(5)         *
        Frederic V. Malek                               5,457(6)         *
        Jerry E. Robertson, Ph. D.                     19,125(7)         *
        Kenneth L. Simmons                                792
        Donald C. Tomasso                             143,424(8)         *
        James H. Rempe                                 61,162(9)         *
        Joseph R. Buckley                             101,631(10)        *
        Scott J. Van Hove                              83,181(11)        *
        All Directors and Officers as a Group (14
         persons)                                  20,279,164(12)    30.21%
        Ronald Baron                                7,976,459(13)    11.96%
        Barbara Bainum                              5,485,815(14)     8.22%
        Bruce Bainum                                5,482,302(15)     8.21%

----------------
* Less than 1% of class.

(1) Percentages are based on 66,709,912 shares outstanding on the Record Date plus shares which would be issued assuming that the person exercises all options which are exercisable within 60 days thereafter.
(2) Includes 3,765,478 shares held directly or indirectly by the Stewart
    Bainum Declaration of Trust, the sole trustee of which is Mr. Bainum; his joint interest in 895,466 shares owned by Bainum Associates Limited Partnership ("Bainum Associates"), and 1,082,857 shares owned by MC Investments Limited Partnership ("MC Investments"), each of which is a limited partnership in which Mr. Bainum has joint ownership with his wife as a limited partner and as such has the right to acquire at any time a number of shares equal in value to the liquidation preference of their limited partnership interest; 3,567,869 shares held direct by Realty Investment Company, Inc. ("Realty Investment"), a real estate investment and management company in which Mr Bainum and his wife have shared voting authority; and 40,305 shares held by the Commonweal Foundation of which Mr. Bainum is Chairman of the Board of Directors and has shared voting authority. Also includes 792 shares of restricted stock granted pursuant to the Manor Care, Inc. Non-Employee Director Stock Compensation Plan.
    Also
     includes 798,711 shares held by the Jane L. Bainum Declaration of Trust, the sole trustee of which is Mr. Bainum's wife. Also includes 3,665 shares which Mr. Bainum has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after the Record Date. Does not include shares owned beneficially by Stewart Bainum, Jr., Mr. Bainum's son, whose interests are stated in the above table, except shares owned by Bainum Associates, MC Investments and the Commonweal Foundation in which Mr. Bainum has a beneficial interest. Also does not include shares held by his other three adult children.
(3) Includes 20,598 shares held directly by Mr. Bainum, Jr.; also includes 5,417,761 shares owned by Bainum Associates and 4,415,250 shares owned by MC Investments, in both of which Mr. Bainum, Jr. is managing general partner with the sole right to dispose of the shares. Authority to vote such shares is held by the voting general partner, Mr. B. Houston McCeney. Also includes 1,779,628 shares owned by Mid Pines, in which Mr. Bainum, Jr. is managing general partner and has shared voting authority; 3,567,869 shares held by Realty Investment in which Mr. Bainum, Jr. has shared voting authority. Also includes 88,000 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after the Record Date, and 350 shares and 993 shares, respectively, which Mr. Bainum, Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of the Manor Care, Inc. Retirement Savings and Investment Plan (the "401(k) Plan") and the Manor Care, Inc. Nonqualified Retirement Savings and Investment Plan (the "Nonqualified Savings Plan") (based upon a report of each plan's trustee for June 1997).
(4) Includes 3,159 shares which Professor Herzlinger has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after the Record Date. Also includes 200 shares held by spouse as custodian for a minor. Beneficial ownership of such shares is disclaimed.
(5) Includes 5,791 shares which Mr. Longfield has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after the Record Date.
(6) Includes 3,665 shares which Mr. Malek has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after the Record Date.
(7) Includes 13,500 shares held by the JJ Robertson Limited Partnership, of which Mr. Robertson and his wife are the general partners with shared voting authority; also includes 3,665 shares which Mr. Robertson has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after the Record Date.
(8) Includes 40 shares held by adult children of Mr. Tomasso who share the same household. Beneficial ownership of such shares is disclaimed. Also includes 135,984 shares which Mr. Tomasso has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after the Record Date, and 326 shares and 574 shares, respectively, which Mr. Tomasso has the right to receive upon termination of his employment with the Company pursuant to the terms of the 401(k) Plan and the Nonqualified Savings Plan (based upon a report of each plan's trustee for June 1997).
(9) Includes 3,552 shares which Mr. Rempe has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after the Record Date, and 780 shares and 424 shares, respectively, which Mr. Rempe has the right to receive upon termination of his employment with the Company pursuant to the terms of the 401(k) Plan and Nonqualified Savings Plan (based upon a report of each plan's trustee for June 1997).
(10) Includes 100,423 shares which Mr. Buckley has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after the Record Date, and 668 shares and 540 shares, respectively, which Mr. Buckley has the right to receive upon termination of his employment with the Company pursuant to the terms of the 401(k) Plan and the Nonqualified Savings Plan (based upon a report of each plan's trustee for June 1997).
(11) Includes 81,823 shares which Mr. Van Hove has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after the Record Date, and 337 shares and 376 shares, respectively, which Mr. Van Hove has the right to receive upon termination of his employment with the Company pursuant to the terms of the 401(k) Plan and Nonqualified Savings Plan (based upon a report of each plan's trustee for June 1997).
(12) Includes a total of 410,173 shares which the officers and directors included in the group have the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after the Record Date, and a total of 2,592 shares and 3,220 shares, respectively, which such directors and officers have the right to receive upon termination of their employment with the Company pursuant to the terms of the 401(k) Plan and the Nonqualified Savings Plan (based upon a report of each plan's trustee for June 1997).
(13) As of May 28, 1997, based on a Schedule 13-D, as amended, filed by Mr. Baron with the Securities and Exchange Commission. Mr. Baron's address is 450 Park Avenue, Suite 2800, New York, New York 10022.
(14) Includes 98,013 shares held directly by Ms. Bainum; 3,567,869 shares held by Realty Investment, and 1,779,628 shares held by Mid Pines, in both of which Ms. Bainum has shared voting authority. Also includes 40,305 shares held by the Commonweal Foundation in which Ms. Bainum has shared voting authority.
(15) Includes 94,500 shares held directly by Mr. Bainum; 3,567,869 shares held by Realty Investment, 1,779,628 shares held by Mid Pines and 40,305 shares held by the Commonweal Foundation, all of which Mr. Bainum has shared voting authority in.

                      NOMINATION AND ELECTION OF DIRECTORS

 The entire Board of Directors, which consists of seven (7) members, will be elected to serve until the next Annual Meeting of Stockholders of the Company and until their successors are duly elected and qualified.
 Stewart Bainum, Jr. is Stewart Bainum's son. Aside from the foregoing, no nom-inee has any family relationship with any other director or executive officer of the Company.
 The following table sets forth information with respect to each nominee for election as a Director of the Company. All of the nominees have previously been elected by the stockholders of the Company.

                            SERVED AS                POSITIONS WITH THE COMPANY; BUSINESS
NAME AND AGE              DIRECTOR SINCE                EXPERIENCE: OTHER DIRECTORSHIPS
------------              -------------- ------------------------------------------------------------
Stewart Bainum, Jr. (51)       1976      Chairman of the Board and Chief Executive Officer since
                                         March 1987; also President since June 1989; Vice Chairman
                                         from June 1982 to March 1987. Director: Choice Hotels
                                         International, Inc. and Vitalink Pharmacy Services, Inc.
Stewart Bainum (78)            1968      Vice Chairman of the Board since March 1987; Chairman of the
                                         Board from 1968 to March 1987; President from December 1980 through October 1981, and May 1982 through July 1985;
                                         Chairman of the Board of Realty Investment Company, Inc.
                                         (private real estate investment company) since 1965.
                                         Director: Choice Hotels International, Inc.
Regina E. Herzlinger           1992      Nancy R. McPherson Professor of Business Administration,
 (53)                                    Harvard Business School, since 1971. Director: C. R. Bard,
                                         Inc., Deere & Company, Cardinal Health Care, Inc., Schering-
                                         Plough Corporation and Total Renal Care Inc.
William H. Longfield           1989      Chairman and Chief Executive Officer of C. R. Bard, Inc.
 (59)                                    (medical devices) since September 1995; President and Chief
                                         Executive Officer from June 1994 to September 1995;
                                         President and Chief Operating Officer of C. R. Bard, Inc.
                                         from September 1991 to June 1994; Executive Vice President and Chief Operating Officer of C. R. Bard, Inc. from
                                         February 1989 to September 1991. Director: C. R. Bard, Inc.,
                                         Horizon Mental Health Management, Inc., United Dental Care,
                                         Inc., The West Company and Atlantic Health Systems.
Frederic V. Malek (60)         1990      Chairman, Thayer Capital Partners since March 1993; Co-
                                         chairman of CB Commercial Real Estate Group, Inc. from April
                                         1989 to October 1996; Campaign Manager, Bush-Quayle '92
                                         Campaign from January 1992 to December 1992; Vice Chairman of NWA, Inc. (airlines) from July 1990 to December 1991.
                                         Director: American Management Systems, Inc., Automatic Data
                                         Processing Corp., CB Commercial Real Estate Group, Inc.
                                         Choice Hotels International, Inc., FPL Group, Inc.,
                                         Northwest Airlines, Inc. and various Paine Webber mutual
                                         funds.
Jerry E. Robertson,            1989      Retired; Executive Vice President of 3M Life Sciences Sector
 Ph.D. (64)                              and Corporate Services from November 1984 to March 1994.
                                         Director: Allianz Life Insurance Company of North America,
                                         Cardinal Inc., Choice Hotels International, Inc., Coherent,
                                         Inc., Haemonetics Corporation, Medwave, Inc., Project Hope
                                         and Steris Corporation.
Kennett L. Simmons (55)        1996      Chairman and Chief Executive Officer of the Metra Health
                                         Companies from June 1994 to October 1995; Senior Advisor to
                                         E. M. Warburg, Pincus & Co. from 1991 to 1994; Chairman and
                                         Chief Executive Officer of United Healthcare Corporation
                                         from October 1987 to February 1991. Director: United
                                         Healthcare Corporation and Virginia Health Care Foundation.

              STRUCTURE AND FUNCTIONING OF THE BOARD OF DIRECTORS

 The Board of Directors held six meetings during the fiscal year ended May 31, 1997. During such fiscal year, each incumbent attended 75% or more of the ag-gregate of (1) the total number of meetings of the Board of Directors and (2) the total number of meetings of all Committees on which such director served. The standing committees of the Board include the Audit Committee, the Quality Assurance Committee, the Compensation/Key Executive Stock Option Plan Commit-tee, the Compensation/Key Executive Stock Option Plan Committee No. 2, and the Nominating/Governance Committee, the current members of which are as follows:

      Compensation/Key Executive
      Stock Option Plan Committee       Finance Committee
      ---------------------------       -----------------
                                        (elimination in April 1997)

      Jerry E. Robertson, Chairman      Stewart Bainum, Chairman
      Stewart Bainum                    Stewart Bainum, Jr.
      William H. Longfield              Frederic V. Malek
      Frederic V. Malek                 Jerry E. Robertson

      Compensation/Key Executive Stock
      Option Plan Committee No. 2       Audit Committee
      --------------------------------  -------------------

      Jerry E. Robertson, Chairman      Regina E. Herzlinger, Chairwoman
      Frederic V. Malek                 William H. Longfield
                                        Kennett L. Simmons

      Nominating/Governance Committee   Quality Assurance Committee
      -------------------------------   ---------------------------

      Frederic V. Malek, Chairman       William H. Longfield, Chairman
      Regina E. Herzlinger              Regina E. Herzlinger
      Kennett L. Simmons                Kennett L. Simmons

 The Compensation/Key Executive Stock Option Plan Committee held five meetings during the 1997 fiscal year. Except with respect to the CEO and the four most highly compensated officers in a particular fiscal year, the Committee admin-isters the Company's stock option plans and grants stock options thereunder, reviews compensation of officers and key management employees, recommends de-velopment programs for employees such as training, bonus and incentive plans, pensions and retirement, and reviews other employee fringe benefit programs.
 The Compensation/Key Executive Stock Option Plan Committee No. 2, which held one meeting in fiscal year 1997, was formed in fiscal year 1996 to comply with certain provisions of the Omnibus Budget Reconciliation Act of 1993 and Rule 16b-3 under the Exchange Act. The Committee administers the Company's stock option plans, grants stock options thereunder and reviews the compensation of the CEO and the four most highly compensated officers (and others potentially in that classification) for each fiscal year.
 The Finance Committee, which held three meetings during the 1997 fiscal year, reviews the financial affairs of the Company and recommends financial objec-tives, goals and programs to the Board of Directors and to management. In April 1997, the Board of Directors eliminated the Finance Committee.
 The Audit Committee, which held two meetings during the 1997 fiscal year, re-views the scope and results of the annual audit, reviews and approves the services and related fees of the Company's independent public accountants, re-views the Company's internal accounting controls and reviews the Company's In-ternal Audit Department and its activities.
 The Quality Assurance Committee, which met once during the 1997 fiscal year, reviews the operations of the Company and facilities to determine if accept-able standards of quality are being maintained.

 The Nominating/Governance Committee, which held one meeting during the 1997 fiscal year, recommends to the Board of Directors the members to serve on the Board of Directors during the ensuing year and deals with corporate governance issues. The Committee does not consider nominees recommended by stockholders.
 Directors who are full-time employees of the Company receive no separate re-muneration for their services as directors. Beginning in fiscal year 1997, the remuneration of all non-employee directors for Board retainer and Board meet-ing fees is a grant of restricted stock, the fair market value of which is equal to $30,000, pursuant to the Manor Care, Inc. Non-Employee Director Stock Compensation Plan. Non-employee directors also receive $1,610 per diem for Committee meetings attended, except where the Committee meeting is on the same day as a Board meeting. In addition, directors are also reimbursed for travel expenses and other out-of-pocket costs incurred in attending meetings.
 The purpose of the Non-Employee Director Stock Compensation Plan is to en-courage stock ownership by directors and to further align the interests of di-rectors and stockholders.
 Pursuant to the Manor Care, Inc. Non-Employee Director Stock Option and De-ferred Compensation Stock Purchase Plan, approved by the stockholders on Sep-tember 9, 1994 ("1994 Plan"), eligible non-employee directors may elect, prior to May 31 of each year, to defer a minimum of 25% of committee fees earned during the ensuing fiscal year. The fees which are so deferred will be used to purchase Common Stock on the open market within 15 days after December 1, Feb-ruary 28 and May 31 of such fiscal year. Pending such purchases, the funds are credited to an Interest Deferred Account, which will be interest bearing. Stock which is so purchased is deposited in a Stock Deferred Account pending distribution in accordance with the Plan. Two of the incumbent Directors (Messrs. Robertson and Longfield) have elected to participate in the 1994 Plan for the 1998 fiscal year. The amount of compensation that will accrue to such participating directors is not currently determinable.
 In addition, pursuant to the 1994 Plan, eligible non-employee directors will be granted options to purchase 5,000 shares of Common Stock on their date of initial election and will be granted options to purchase 1,000 shares on the date of election in subsequent calendar years. Pursuant to the 1994 Plan, on September 30, 1996, Messrs. Bainum, Longfield, Malek, Simmons and Robertson and Professor Herzlinger were granted options to purchase 1,000 shares at $37.88 (which was adjusted in connection with the Choice Spin-off, defined be-low, to $23.9867). The amount of compensation that will accrue to such direc-tors is not currently determinable.

                      COMPENSATION OF EXECUTIVE OFFICERS

 The following table sets forth certain information concerning the annual and long term compensation for services in all capacities to the Company for the fiscal years ended May 31, 1997, 1996 and 1995, of the chief executive officer and the four other most highly compensated executive officers in the Company's employ at May 31, 1997 and two additional persons who were officers during the fiscal year, but upon the distribution by the Company of the shares of its wholly-owned subsidiary, Choice Hotels International, Inc. ("Choice") on No-vember 1, 1996, via a tax-free spin-off (the "Choice Spin-off"), became offi-cers of Choice.

                          SUMMARY COMPENSATION TABLE

                                 ANNUAL COMPENSATION      LONG TERM COMPENSATION
                             ---------------------------- -----------------------
                                                          RESTRICTED
                                                            STOCK    STOCK OPTION      ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR  SALARY   BONUS   OTHER AWARDS(#)  SHARES(#)(1)   COMPENSATION(2)
---------------------------  ---- -------- -------- ----- ---------- ------------   ---------------
Stewart Bainum, Jr.          1997 $568,062 $340,837   (3)        -      60,000(4)       $35,074
Chairman, President and      1996  625,102  337,555   (3)        -      60,000(4)        33,543
Chief Executive Officer      1995  572,308  343,385   (3)        -          -             9,000
Donald C. Tomasso            1997  428,002  235,401   (3)        -      35,000(5)        18,760
Executive Vice Presi-
 dent;                       1996  400,005  145,602   (3)        -      50,000(6)         5,750
President, ManorCare
 Health                      1995  345,737  190,155   (3)        -          -             2,250
Services, Inc.
James H. Rempe               1997  281,507  140,754   (3)  $271,250     15,000(9)        16,727
Senior Vice President,       1996  269,048  121,072   (3)        -      15,000(10)       15,969
General Counsel and Sec-
 retary                      1995  267,349  133,675   (3)        -          -             9,000
Joseph R. Buckley            1997  255,154  140,335   (3)        -      20,000(7)        15,466
Executive Vice President     1996  233,617   69,209   (3)        -      30,000(8)        13,406
                             1995  205,000  102,500   (3)        -          -             9,000
Scott J. Van Hove            1997  240,192  116,753   (3)        -      50,000(11)       14,542
Senior Vice President
 and                         1996  210,310   89,754   (3)        -      40,000(12)        8,690
Chief Administrative Of-
 ficer;                      1995  183,393   68,311   (3)        -          -             6,750
Executive Vice Presi-
 dent--Operations,
ManorCare Health Servic-
 es, Inc.
James A. MacCutcheon
 (13)                        1997  104,526   52,263   (3)        -      67,500(14)           -
Executive Vice President
 and                         1996  301,517  135,682   (3)        -      25,000(15)       13,176
Chief Financial Officer      1995  273,199  136,600   (3)        -          -            13,176
Choice Hotels Interna-
 tional, Inc.
Donald J. Landry (16)        1997  168,437       -    (3)        -     100,000(17)           -
President,                   1996  366,702  201,686   (3)        -          -             5,000
Choice Hotels Interna-
 tional, Inc.                1995  311,635  171,399   (3)        -      40,000(18)        2,250

----------------
(1) In connection with the Choice Spin-off, outstanding options to purchase Company Common Stock were converted into options to purchase Company Common Stock and options to purchase Choice common stock. In all cases, however, the exercise prices of the converted options were adjusted to maintain the same financial value to option holder before and after the Choice Spin-off.
(2) Represents amounts contributed by the Company for fiscal 1997, 1996 and 1995 for the five individuals named in the above Summary Compensation Table (the "Named Officers") under the 401(k) Plan and the Nonqualified Savings Plan, which provide retirement and other benefits to eligible employees, including the Named Officers. Amounts contributed in cash or stock by the Company during fiscal 1997 under the 401(k) Plan for the Named Officers were as follows: Mr. Bainum, Jr. $9,000; Mr. Tomasso, $6,253; Mr. Buckley, $4,933; Mr. Rempe, $5,591; and Mr. Van Hove, $4,655.
    Amounts contributed in cash or stock by the Company during fiscal 1997 under the Nonqualified Savings Plan for the Named Officers were as follows: Mr. Bainum, $26,074; Mr. Tomasso, $12,507; Mr. Buckley, $10,534; Mr. Rempe, $11,137; and Mr. Van Hove, $9,887.
(3) The value of perquisites and other compensation does not exceed the lesser of $50,000 or 10% of the amount of annual salary and bonus paid as to any of the Named Officers.
(4) In connection with the Choice Spin-off, these options were converted on a pro rata basis into options to purchase Company Common Stock and options to purchase Choice common stock.

(5) In connection with the Choice Spin-off, these options were converted into options to purchase 55,272 shares of Company Common Stock at an adjusted exercise price of $25.0505 per share.
(6) In connection with the Choice Spin-off, these options were converted into options to purchase 74,617 shares of Company Common stock at an adjusted exercise price of $19.1932 per share and 7,500 shares to purchase Choice common stock at an adjusted exercise price of $11.1168.
(7) In connection with the Choice Spin-off, these options were converted into options to purchase 27,239 shares of Company Common stock at an adjusted exercise price of $25.0505 per share and 7,500 shares of Choice common stock at an adjusted exercise price of $14.5095.
(8) In connection with the Choice Spin-off, these options were converted into options to purchase 39,557 shares of Company Common stock at an adjusted exercise price of $19.1932 per share and 13,500 shares of Choice common stock at an adjusted exercise price of $11.1168.
(9) In connection with the Choice Spin-off, these options were converted into options to purchase 20,430 shares of Company Common stock at an adjusted exercise price of $25.0505 per share and 5,625 shares of Choice common stock at an adjusted exercise price of $14.5095.
(10) In connection with the Choice Spin-off, these options were converted into options to purchase 19,306 shares of Company Common stock at an adjusted exercise price of $19.1932 per share and 7,568 shares of Choice common stock at an adjusted exercise price of $11.1168.
(11) In connection with the Choice Spin-off, 25,000 of these options were converted into options to purchase 39,480 shares of Company Common stock at an adjusted exercise price of $25.0505 per share.
(12) In connection with the Choice Spin-off, these options were converted into options to purchase 37,309 shares and 22,385 shares of Company Common stock at an adjusted exercise price of $21.4918 and 19.1932, respectively, per share and 3,750 shares and 2,250 shares of Choice common stock at adjusted exercise prices of $12.4482 and $11.1168, respectively, per share.
(13) At the time of the Choice Spin-off on November 1, 1996, Mr. MacCutcheon resigned as Senior Vice President, Chief Financial Officer and Treasurer of the Company and assumed the position of Executive Vice President, Chief Financial Officer and Treasurer of Choice.
(14) In connection with the Choice Spin-off, these options were converted into options to purchase 6,563 shares of Company Common stock at an adjusted exercise price of $25.0505 and 36,387 shares and 136,326 shares of Choice common stock at adjusted exercise prices of $14.5095 and $13.8933, respectively, per share.
(15) In connection with the Choice Spin-off, these options were converted into options to purchase 10,462 shares of Company Common stock at an adjusted exercise price of $19.1932 and 50,102 shares of Choice common stock at adjusted exercise prices of $11.1168.
(16) As of the Choice Spin-off on November 1, 1997, Mr. Landry was no longer deemed an employee of the Company.
(17) In connection with the Choice Spin-off, these options were converted into options to purchase 272,727 shares of Choice common stock at an adjusted exercise price of $14.5095 per share.
(18) In connection with the Choice Spin-off, these options were converted into options to purchase 109,061 shares of Choice common stock at an adjusted exercise price of $10.5007 per share.

  The following tables set forth certain information at May 31, 1997, and for the fiscal year then ended concerning stock options granted to the Named Offi-cers. All Common Stock figures and exercise prices have been adjusted to re-flect stock dividends and stock splits effective in prior fiscal years. In connection with the Choice Spin-off, existing options to purchase Company Com-mon Stock were converted into options to purchase Company Common Stock and Choice common stock.

                      STOCK OPTION GRANTS IN FISCAL 1997

                                                                                 POTENTIAL REALIZABLE
                                                                                   VALUE AT ASSUMED
                                                                                 ANNUAL RATE OF STOCK
                                                                                  PRICE APPRECIATION
                                            INDIVIDUAL GRANTS                     FOR OPTION TERM(2)
                         ------------------------------------------------------- ---------------------
                                            PERCENTAGE OF
                                            TOTAL OPTIONS
                                 NUMBER OF  GRANTED TO ALL  EXERCISE
                                  OPTIONS    EMPLOYEES IN  BASE PRICE EXPIRATION
         NAME            COMPANY GRANTED(1)  FISCAL 1997   PER SHARE     DATE      5%(3)      10%(4)
         ----            ------- ---------- -------------- ---------- ---------- ---------- ----------
Stewart Bainum, Jr.(5)      MNR    60,000        6.3%       $25.0505    7/1/06   $  945,246 $2,395,440
                            CHI    60,000            (6)    $14.5095    7/1/06      547,494  1,387,464
                                  -------                                        ---------- ----------
                          Total   120,000                                         1,492,750  3,783,904
Donald C. Tomasso(5)        MNR    55,272        3.7%(7)    $25.0505    7/1/06   $  870,760 $2,206,679
                            CHI         0                         -         -            -          -
                                  -------                                        ---------- ----------
                          Total    55,272                                           870,760  2,206,679
James H. Rempe(5)           MNR    20,430        1.6%(7)    $25.0505    7/1/06   $  321,856 $  815,647
                            CHI     5,625            (6)    $14.5095    7/1/06       51,327    130,075
                                  -------                                        ---------- ----------
                          Total    26,055                                           373,183    945,722
Joseph R. Buckley(5)        MNR    27,239        2.1%(7)    $25.0505    7/1/06   $  429,126  1,087,490
                            CHI     7,500            (6)    $14.5095    7/1/06       68,437    173,433
                                  -------                                        ---------- ----------
                          Total    34,739                                           497,563  1,260,923
Scott J. Van Hove(5)        MNR    39,480        2.6%(7)    $25.0505    7/1/06   $  621,972 $1,576,199
                            MNR    25,000        2.6%       $27.0000   1/15/07      424,500  1,075,750
                            CHI         0                         -         -            -          -
                                  -------                                        ---------- ----------
                          Total    64,480                                         1,046,472  2,651,949
James A. MacCutcheon(5)     MNR     6,563        7.1%(7)    $25.0505    7/1/06   $  103,394 $  262,021
                            CHI   136,326            (6)    $13.8933   9/30/06    1,191,135 $3,018,571
                            CHI    36,387            (6)    $14.5095    7/1/06      332,028    841,428
                                  -------                                        ---------- ----------
                          Total   179,276                                        $1,626,557 $4,122,020
Donald J. Landry(5)         MNR         0          -              -         -    $       -  $       -
                            CHI   272,727            (6)    $14.5095    7/1/06    2,488,607  6,306,648
                                  -------                                        ---------- ----------
                          Total   272,727                                        $2,488,607 $6,306,648

----------------
* References to "MNR" are to the Company and "CHI" are to Choice.

(1) All of the options shown, except for Mr. Van Hove's 25,000 MNR options, were granted prior to the Choice Spin-off. In connection with the Choice Spin-off, the existing options were converted, in some cases, into options to purchase Company Common Stock and options to purchase Choice common stock. In all cases, the exercise prices were adjusted to maintain the same financial value to the option holder before and after the Choice Spin-off. The number of options set forth in the above table represent the number and exercise prices of the options after the Choice Spin-off.
(2) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission and therefore are not intended to forecast future possible appreciation, if any, of the Company's stock price. Since options are granted at market price, a zero percent gain in the stock price will result in no realizable value to the optionees.
(3) A 5% per year appreciation in stock price from $25.0505 per share yields $40.8046, from $14.5095 per share yields $23.6344, from $13.8933 per share yields $22.6344 and from $27.00 per share yields $43.98.
(4) A 10% per year appreciation in stock price from $25.0505 per share yields $64.9745, from $14.5095 per share yields $37.6339, from $13.8933 per share yields $36.0356 and from $27.00 per share yields $70.03.
(5) The options granted to the officers vest at the rate of 20% per year commencing on the first through the fifth anniversary of the date of the stock option grant.
(6) Information is not available for the total number of Choice options granted during fiscal year 1997.
(7) This percentage relates to the number of options granted to the officers prior to the conversion of such options in the Choice Spin-off. The converted number of options is listed in this table.

                  AGGREGATED OPTION EXERCISES IN FISCAL 1997
                          AND YEAR-END OPTION VALUES

                                SHARES                 NUMBER OF UNEXERCISED     VALUE OF UNEXERCISED
                               ACQUIRED     VALUE     OPTIONS AT MAY 31, 1997    IN-THE-MONEY OPTIONS
                      COMPANY ON EXERCISE  REALIZED  EXERCISABLE UNEXERCISABLE    AT MAY 31, 1997(1)
                      ------- ----------- ---------- ----------- ------------- -------------------------
                                   #          $           #            #       EXERCISABLE UNEXERCISABLE
                              ----------- ---------- ----------- ------------- ----------- -------------
Stewart Bainum, Jr.     MNR     293,791   $2,318,180   174,000      221,000    $3,633,404   $2,749,771
                        CHI     465,000    3,105,452   239,000      221,000     2,758,324    1,334,863
Donald C. Tomasso       MNR          -            -    109,138      278,734     1,178,161    3,491,641
                        CHI          -            -     66,500            0       612,534           -
James H. Rempe          MNR      30,587      543,625    22,835       82,881       352,453    1,086,277
                        CHI          -            -     57,374       28,000       600,600      205,906
Joseph R. Buckley       MNR      11,180      164,712    98,053      121,830     2,053,587    1,543,129
                        CHI          -            -     94,500       40,500     1,088,257      286,514
Scott J. Van Hove       MNR          -            -     61,894      212,142     1,159,075    2,415,701
                        CHI          -            -     45,000            0       457,268           -
James A. MacCutcheon    MNR          -            -     91,362       46,563     1,962,041      704,946
                        CHI          -            -    162,639      335,408     1,858,096    1,708,638
Donald J. Landry        MNR          -            -          0            0            -            -
                        CHI          -            -    151,321      625,810     1,376,894    2,897,138

----------------
* References to "MNR" are to the Company and "CHI" are to Choice.

(1) The closing price of the Company's Common Stock and for Choice common stock as reported by the New York Stock Exchange on May 30, 1997, was $28.625 and $15.75, respectively. The value is calculated on the basis of the difference between the option exercise price and such closing price multiplied by the number of shares of Common Stock underlying the option.

RETIREMENT PLANS
 In February 1985, the Board of Directors adopted the Supplemental Executive Retirement Plan (the "SERP"). Participants are selected by the Board and are at the level of Senior Vice President or above. A total of six officers of the Company, including Messrs. Bainum, Jr., Rempe, Tomasso, Buckley and Van Hove have been selected to participate in the SERP.
 Participants in the SERP will receive a monthly benefit for life based upon final average salary and years of service. Final average salary is the average of the monthly base salary, excluding bonuses or commissions, earned in a 60 month period out of the 120 months of employment, which produces the highest average, prior to the first occurring of the early retirement date or the nor-mal retirement date. The normal retirement age is 65, and participants must have a minimum of 15 years of service. Participants may retire at age 60 and may elect to receive reduced benefits commencing prior to age 65, each subject to Board approval. All of the Named Officers who are participants, except for Mr. Rempe, are age 55 or younger. With respect to such named officers, except for Mr. Rempe, none of their compensation reported above would be included in the final average salary calculation.
 Assuming that the following officers continue to be employed by the Company until they reach age 65, their credited years of service would be as follows:

                                     CURRENT YEARS                     YEARS OF SERVICE
      NAME OF INDIVIDUAL              OF SERVICE                          AT AGE 65
      ------------------             -------------                     ----------------
      Stewart Bainum, Jr.                23.5                                 38
      Donald C. Tomasso                     6                                 19
      Joseph R. Buckley                    17                                 33
      Scott J. Van Hove                    10                                 35

 Mr. Rempe has twenty-seven current years of service and had twenty-five years of service at age sixty-five.
 The table below sets forth estimated annual benefits payable upon retirement to persons in specified compensation and years of service classifications. These benefits are straight life annuity amounts, although participants have the option of selecting a joint and 50% survivor annuity or ten-year certain payments. The benefits are not subject to offset for Social Security and other amounts.

                                              YEARS OF SERVICE/BENEFIT AS
                                           PERCENTAGE OF FINAL AVERAGE SALARY
                            ---------------------------------------------------------------
                                                                                  25 OR
      REMUNERATION            15/15%                  20/22.5%                  MORE/30%
      ------------          ----------               ------------              ------------
        $300,000            $   45,000               $    67,500               $    90,000
         350,000                52,500                    78,750                   105,000
         400,000                60,000                    90,000                   120,000
         450,000                67,500                   101,250                   135,000
         500,000                75,000                   112,500                   150,000
         600,000                90,000                   135,000                   180,000

 Effective January 1, 1992, the Company established the Manor Care, Inc. Re-tirement Savings and Investment Plan (the "401(k) Plan"), a defined contribu-tion retirement, savings and investment plan for its employees and the employ-ees of its participating affiliated companies. The 401(k) Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and includes a cash or deferred arrangement under Section 401(k) of the Code. All employees age 21 or over and who have worked for the Company for a twelve month period during which such employee completed at least 1,000 hours are eligible to participate. Subject to certain non-discrimination re-quirements, each employee may contribute an amount to the 401(k) Plan on a pre-tax basis up to 15% of the employee's salary, but not more than the cur-rent federal limit of $9,500. The Company will match contributions made by its employees subject to certain limitations described in greater detail below. The amount of the match will be equal to a percentage of the amount of salary reduction contribution made on behalf of a participant during the plan year based upon a formula that involves the profits of the Company for the year and the number of years of service of the participant. In no event will the Com-pany make a matching contribution which exceeds 6% of a participant's salary. Amounts contributed by the Company pursuant to the 401(k) Plan for the Named Officers for the three fiscal years ended May 31, 1997, 1996 and 1995 are in-cluded in the Summary Compensation Table under the column headed "All Other Compensation".

 Effective January 1, 1992, the Company adopted the Manor Care, Inc. Nonquali-fied Retirement Savings and Investment Plan (the "Nonqualified Savings Plan"). Certain select highly compensated members of management of the Company are el-igible to participate in the Nonqualified Savings Plan. The Nonqualified Sav-ings Plan mirrors the provisions of the 401(k) Plan, to the extent feasible, and is intended to provide the participants with a pre-tax savings vehicle to the extent that pre-tax savings are limited under the 401(k) Plan as a result of various governmental regulations, such as non-discrimination testing. All of the Named Officers have elected to participate in the Nonqualified Savings Plan. Amounts contributed by the Company under the Nonqualified Savings Plan for fiscal years ended May 31, 1997, 1996 and 1995 for the Named Officers are included in the Summary Compensation Table under the column headed "All Other Compensation."
 The Company match under the 401(k) Plan and the Nonqualified Savings Plan is limited to a maximum aggregate of 6% of the annual salary of a participant. Prior to January 1, 1997, participants were given the right to elect to re-ceive the Company matching contribution either in Company stock or cash or a combination. After January 1, 1997, the Company matching contribution is made only in Company Stock. Participant contributions under the two plans may not exceed the aggregate of 15% of the annual salary of a participant.
 Effective January 1, 1992, the Company adopted a non-contributory Cash Accu-mulation Retirement Plan (the "CARP") maintained by the Company for its em-ployees and those employees of its participating affiliated companies. The CARP is qualified under Section 401(a) of the Code. All employees age 21 or over and who have worked for the Company for a twelve month period during which such employee completed at least 1,000 hours are automatically members of the CARP. Each year the account of each employee is adjusted to reflect in-terest at a rate calculated in accordance with the CARP. Amounts accrued under the CARP become fully vested after five years of service. On July 2, 1996, the Board of Directors voted to not allow any new participants in the CARP after August 15, 1996, and to discontinue the annual benefit accrual by the Company after December 31, 1996. However, the interest will continue on the balance of a participating employee's account. Until December 31, 1996, the annual bene-fit accrual was made by the Company based on salary as follows:

                           BASE PERCENTAGE     BASE PERCENTAGE     BASE PERCENTAGE
                         IF AGE PLUS SERVICE IF AGE PLUS SERVICE IF AGE PLUS SERVICE
ANNUAL SALARY              IS LESS THAN 45       IS 45 TO 54        IS 55 OR MORE
-------------            ------------------- ------------------- -------------------
First $12,000                      3%                3.5%                  4%
Next $6,000                        2%                2.5%                  3%
Additional Compensation
 up to $100,000                    1%                1.5%                  2%

            COMPENSATION/KEY EXECUTIVE STOCK OPTION PLAN COMMITTEE
                       REPORT ON EXECUTIVE COMPENSATION

 The compensation philosophy of Manor Care, Inc. (the "Company") is to be com-petitive with the leading service companies and selected direct competitors in the marketplace, to attract, retain and motivate a highly qualified workforce, and to provide career opportunities. The Company uses various compensation surveys, primarily conducted and evaluated by independent consultants, to pro-vide data to support the development of competitive compensation plans which reinforce this philosophy. Summary data on service companies of similar size participating in each survey are utilized as the basis for the evaluations along with comparable data from peer group companies. This is the same philos-ophy applied by the Compensation/Key Executive Stock Option Plan Committee and the Compensation/Key Executive Stock Option Plan Committee No. 2 ("Committee No. 2") of the Board of Directors (collectively, the "Committee") in determin-ing compensation for the CEO and executive officers. In evaluating the CEO's performance, the Committee, in addition to financial performance, considers factors important to the Company such as ethical business conduct, progress against the Company's strategic plan objectives, management succession plan-ning, customer service satisfaction and the general overall perception of the Company by financial leaders and customers.
 The Committee is responsible for setting and administering the policies which govern executive compensation and the stock based programs of the Company. The members of the Committee are Messrs. Robertson (Chairman), Bainum (not a mem-ber of Committee No. 2), Longfield (not a member of Committee No. 2) and Malek. Mr. Bainum served as Chairman and CEO prior to March 1987.

 Compensation of the Company's officers is reviewed annually by the Committee. Changes proposed for these employees are evaluated and approved by the Commit-tee on an individual basis.
 There are three components in the Company's executive compensation program:

  1. Base salary
  2. Cash bonus
  3. Long-term incentive compensation

 The Committee continues to believe that compensation for the CEO and other executive officers should be weighted in favor of more "pay at risk" or "vari-able pay."

BASE SALARY
 Base salary is the only component that is not variable. Scope and complexity of the position as well as external market factors are used to determine base salary levels. The base salary practice is to target pay at the median of the market range among the comparison group. Salary changes are based on guide-lines established for all employees using individual performance to determine the change. Mr. Bainum, Jr.'s base salary paid in fiscal 1997 is shown under the heading "Salary" in the Summary Compensation Table.

CASH BONUS
 Awards under the Annual Cash Bonus Program for fiscal year 1997 were based on certain performance measurements consisting of return on beginning equity, business unit revenue and profit and customer satisfaction surveys of the business unit. These measurements were used to focus management's attention on customer services, financial results, and the effective use of Company assets. For fiscal year 1997, the performance measurements were met or exceeded.

LONG-TERM INCENTIVE COMPENSATION
 Long-term compensation has been established to:

  a. Focus attention on the Company's and stockholders' long term goals;
  b. Increase ownership and retention in the Company's stock.

 The Manor Care, Inc. 1995 Long-Term Incentive Plan ("Long-Term Incentive Plan") provides the Committee with the discretion to grant Restricted Shares, Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights or Performance Shares as it may determine to be desirable in order to recruit and retain management and to focus the optionees on the long term goals of the Company to be more closely aligned with the interests of stockholders. In July 1996, the Compensation Committee reviewed and approved a Stock Option Guidechart to be used to determine stock option awards for executives. The Stock Option Guidechart utilized a market based salary multiple based on per-formance of the Company.
 The Committee believes the Company has an overall compensation plan which fulfills current Company philosophy and, in addition, promotes increased stockholder value through performance-based compensation.

EXECUTIVE STOCK OWNERSHIP PROGRAM
 Effective June 1, 1995, the Company established an Executive Stock Ownership program for the Chairman and the officers who report directly to the Chairman. The program requires the relevant officers to own qualifying Common Stock as a condition of employment in order to ensure a direct relationship between such executives and the stockholders. The relevant officers will be required to reach and maintain ownership of a specified amount of Common Stock within five years from the effective date of the program, or upon the fifth anniversary of employment as Chairman or a direct report officer, whichever is later. The amount of shares of Common Stock required to be owned by each officer is de-termined by the beginning base salary times a multiple which varies from 2.5 to 6 depending upon the level of responsibility of the particular officer.

IMPACT OF INTERNAL REVENUE CODE SECTION 162(M)
 The Omnibus Budget Reconciliation Act of 1993 disallows, effective January 1, 1994, a federal income tax deduction for compensation, other than certain per-formance-based compensation, in excess of $1 million annually paid by the

Company to any currently serving Named Officer identified in the Summary Com-pensation Table. Stock option awards under the Key Executive Stock Option Plan of 1969, which expired in 1993, and under the Key Executive Stock Option Plan of 1993, which has been terminated, qualify as performance-based compensation and are exempt from consideration for purposes of calculating the one million dollar limit. With respect to the 1995 Long-Term Incentive Plan, appropriate steps have been and will continue to be taken to qualify awards made thereun-der as performance-based compensation and thus be exempt from consideration for purposes of calculating the one million dollar limit. No individual named in the Summary Compensation Table is likely to receive compensation, not in-cluding performance-based compensation, in fiscal 1997 which would be in ex-cess of $1 million. The Committee intends to monitor the Company's compensa-tion programs with respect to such laws.

            COMPENSATION/KEY EXECUTIVE STOCK OPTION PLAN COMMITTEE

                      Jerry E. Robertson, Ph.D., Chairman
               Stewart Bainum (not a member of Committee No. 2)
            William H. Longfield (not a member of Committee No. 2)
                               Frederic V. Malek

                     PERFORMANCE GRAPH-STOCKHOLDER RETURN

  The following graph compares the yearly percentage change in the cumulative total stockholder return on the Company's Common Stock against the cumulative total return on the S&P Composite-500 Stock Index and a peer group selected by the Company for the five fiscal years ended May 31, 1997, assuming reinvest-ment of dividends.

                   COMPARISON OF FIVE YEAR CUMULATIVE RETURN
                 AMONG MANOR CARE, INC., S&P500 AND PEER GROUP

                             [BAR GRAPH APPEARS HERE]

  Assumes $100 invested on June 1, 1992 in the Common Stock of Manor Care, Inc., the S&P500 Index and Peer Group Companies (weighted by market capital-ization). Total return assumes reinvestment of dividends.

                                 1992    1993    1994    1995    1996    1997
                                 ----    ----    ----    ----    ----    ----
Manor Care, Inc.                 100     133     163     185     247     286
S&P 500                          100     112     116     140     180     232
Peer Group (Weighted Average)    100     131     168     166     188     216

 The Peer Group consists of ten other companies involved in the Company's lines of business. Nine of the companies are involved in ownership and opera-tion of nursing homes: Beverly Enterprises, Inc., GranCare, Inc., Horizon/CMS Healthcare Corp., Integrated Health Services, Inc., Mariner Health Group, Inc., National HealthCare, L.P., Regency Health Services, Inc., Sun Healthcare Group, Inc. and Vencor, Inc. One company is involved in the institutional pharmacy business: Omnicare, Inc. Doubletree Corp., LaQuinta Motor Inns, Inc. and Red Lion Inns, L.P., which were in the Peer Group last year, were excluded due to the spin-off of the Company's lodging business. Regency Health Servic-es, Inc. and Sun Healthcare Group, Inc., owners and operators of nursing homes, have replaced Geriatric and Medical Centers, Inc. and Healthsouth Corp., which were in the Peer Group last year. Geriatric and Medical Centers, Inc. was replaced because it was acquired in October 1996. Healthsouth Corp. was replaced because it primarily operates rehabilitation hospitals rather than nursing homes.

                             CERTAIN TRANSACTIONS

 On September 1, 1994, the Company entered into a Master Aircraft Lease Agree-ment with Wilderness Investment Company, Inc. ("Wilderness"), a corporation which is solely owned by Stewart Bainum. The lease permits the Company to lease from time to time a Cessna Citation VI owned by Wilderness. During fis-cal year 1997, the Company incurred a total of $52,095 for aircraft usage pur-suant to the lease and Vitalink Pharmacy Services, Inc., a subsidiary of the Company, incurred a total of $32,925 for aircraft usage.
 In connection with the Choice Spin-off, the Company entered into certain agreements with Choice, of which Mr. Bainum is a director and Mr. Bainum, Jr. is Chairman of the Board and each beneficially owns approximately 17.39% and 26.48%, respectively, of the outstanding Choice common stock.

CHOICE LEASE AGREEMENTS
 The Company and Choice entered into a lease agreement with respect to the complex in Silver Spring, Maryland at which Choice's principal executive of-fices are located (the "Silver Spring Lease"). Pursuant to the Silver Spring Lease, Choice leases from the Company for a period of 30 months certain office space (approximately 38% of the complex initially, with provisions to allow Choice to use additional square footage as needed) at a monthly rental rate equal to one-twelfth of the operating expenses (as defined therein) of the complex net of third party rental income paid to the Company by other tenants of the complex, less a pro rata portion of the operating expenses attributable to the space occupied by the Company (initially approximately 39% of the com-plex). At the beginning of each fiscal year following the November 1 (the date of the Choice distribution) date, the Company's occupancy percentage is rede-termined. Operating expenses include all of the costs associated with operat-ing and maintaining the complex including, without limitation, supplies and materials used to maintain the complex, wages and salaries of employees who operate the complex, insurance for the complex, costs of repairs and capital improvements to the complex, the fees of the property manager (which may be the Company), costs and expenses associated with leasing space at the complex and renovating space rented to tenants, costs of environmental inspection, testing or cleanup, principal and interest payable on indebtedness secured by mortgages against the complex, or any portion thereof, and charges for utili-ties, taxes and facilities services. Choice and the Company also entered into
(i) a sublease agreement with respect to certain office space in Gaithersburg, Maryland (the "Gaithersburg Lease") pursuant to which Choice is obligated to rent from the Company, on terms similar to the Silver Spring Lease, certain additional space as such space becomes available during the 30 month period following the date of the Choice Spin-off and (ii) a sublease agreement with respect to the Comfort Inn, N.W., Pikesville, Maryland, pursuant to which Choice subleases the property from the Company on the same terms and condi-tions that govern the Company's rights and interests under the lease relating to such property.

THE CHOICE LOAN AGREEMENT
 On November 1, 1996, Choice and a subsidiary of the Company entered into a loan agreement (the "Loan Agreement"), governing the repayment by Choice of an aggregate of $225.7 million previously advanced to Choice by the Company. In-terest on the amount of the loan is payable semiannually at a rate of 9% per annum. The loan will mature on November 1, 1999 and may be prepaid in whole or in part, together with accrued interest, at the option of Choice. If prepay-ment is made on or before November 1, 1997, Choice will pay a penalty equal to the difference between the stated interest rate and the annualized interest rate on a U.S. Treasury Note or Bill for a relevant period until November 1, 1997. If prepayment is made after November 1, 1997, there is no penalty.
 On April 23, 1997, Choice, through its wholly-owned subsidiary First Choice Properties, completed an offering of mortgage securities. The net proceeds of $110 million from the offering were used to prepay a portion of the loan. A total yield maintenance payment of $1.9 million will be made to the Company as a result of the prepayment.

CORPORATE SERVICES AGREEMENT
 The Company and Choice entered into the Corporate Services Agreement which provides for the provision by the Company of certain corporate services, in-cluding administrative and accounting systems on a time and materials and/or fixed fee basis and, for a fixed annual fee of $1.0 million, certain consult-ing services.

RISK MANAGEMENT CONSULTING SERVICES
 Pursuant to the Risk Management Agreement between the Company and Choice, the Company provides Choice with risk management services for an annual fee of $438,000. The term of the agreement is thirty months from November 1, 1996 and the agreement can be terminated by Choice at any time upon sixty days prior written notice.

EMPLOYEE BENEFITS ALLOCATION AND OTHER MATTERS AGREEMENT
 The Company and Choice entered into an Employee Benefits Allocation and Other Matters Agreement which provided for the allocation of employee benefits upon the Choice Spin-off. Pursuant to the agreement, Choice paid to the Company for the months of November and December 1996 an amount equal to 2.1% of the pay-roll for all Choice employees in consideration of the Company assuming all re-sponsibilities for funding obligations and current plan year matching contri-butions attributable to certain retirement and savings plans. During the same period, Choice also paid to the Company a fee for each Choice employee receiv-ing services and benefits under Company medical plans. The agreement also pro-vides for cross-guaranties between the Company and Choice with respect to the payment of benefits under certain plans and for cross-indemnification with re-spect to pre-Choice Spin-off employment-related claims. The term of the agree-ment is thirty months from November 1, 1996.

TIME SHARING AGREEMENT
 The Company and Choice entered into a Time Sharing Agreement which provides for the leasing by Choice of the Company's aircraft. Choice may terminate the agreement at any time upon sixty days prior written notice. For fiscal year 1997, Choice paid $100,255 to the Company for aircraft usage under the Time Sharing Agreement.
 In the opinion of management, the foregoing transactions were on terms at least as advantageous to the Company as could have been obtained from non-af-filiated persons.

               RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

 Arthur Andersen LLP has been the Company's independent public accountants since June 1976. In the Spring of 1998, the Board of Directors will select the Company's independent public accountants to audit the accounts of the Company for the current fiscal year. Representatives of Arthur Andersen LLP are ex-pected to be present at the Meeting, and will have an opportunity, if they so desire, to make a statement and will be available to respond to appropriate questions.

               STOCKHOLDER PROPOSALS FOR THE 1997 ANNUAL MEETING

 The Company's 1998 Annual Meeting is presently scheduled to be held on Sep-tember 29, 1998. Stockholder proposals must be submitted to the Secretary no later than April 18, 1998, in order to be eligible for inclusion in the Company's proxy materials for such meeting.

                                OTHER BUSINESS

 As of the date of the Proxy Statement, management does not know of any busi-ness other than that mentioned above which will be presented for considera-tion. However, if any other matter should properly come before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote the proxies in accordance with their judgment on such matter.
 After the business session and a report to the stockholders on the progress of the Company, a discussion period will take place during which stockholders will have an opportunity to discuss matters of interest concerning the Compa-ny.

----------------
A COPY OF THE COMPANY'S 1997 FORM 10-K (EXCLUDING EXHIBITS) FILED WITH THE SE-CURITIES AND EXCHANGE COMMISSION WILL BE MADE AVAILABLE TO STOCKHOLDERS, WITH-OUT CHARGE, UPON WRITTEN REQUEST TO THE TREASURER OF MANOR CARE, INC., 11555 DARNESTOWN ROAD, GAITHERSBURG, MARYLAND 20878. THE REPRODUCTION COST WILL BE CHARGED IF EXHIBITS ARE REQUESTED.